Exhibit 99.1

Cango Inc. Reports Third Quarter 2023 Unaudited Financial Results

SHANGHAI, Nov. 27, 2023 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2023.

Third Quarter 2023 Financial and Operational Highlights

•	Total revenues were RMB353.6 million (US$48.5 million), compared with RMB416.4 million in the same period of 2022. Car trading transactions revenues were RMB263.8 million (US$36.2 million), or 74.6% of total revenues, in the third quarter of 2023, compared with RMB347.2 million in the same period of 2022.

•	The total outstanding balance of financing transactions the Company facilitated was RMB13,085.6 million (US$1,793.5 million) as of September 30, 2023. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.42% and 1.24%, respectively, as of September 30, 2023, compared with 2.12% and 1.09%, respectively, as of June 30, 2023.

•	There were 27 self-owned vehicle models listed on our platform, including 18 car brands and 23 car series as of September 30, 2023. During the nine months ended September 30, 2023, the total sales of new cars were 12,138, including 3,151 new energy vehicles (NEVs).

•	Total balance of cash and cash equivalents and short-term investment increased by RMB 454.6 million compared to that as of June 30, 2023. The liquidity improvement was primarily driven by the positive operating cashflow generated by the decreased working capital of car trading transactions, the collections of financing receivables, and the loan facilitation service fees.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Throughout the third quarter, China’s economic downturn continued to weigh on production and demand. China’s auto market continued to fluctuate, exerting immense pressure on everyone along the automotive value chain, including car dealers. ”

“Cango has been committed to working closely with car dealers and developing services to meet their needs since day one. Through our ‘Cango Haoche’ and ‘Cango U-car’ Apps and mini programs, we have fostered a robust warehouse and logistics network across almost 100 cities nationwide with over 11,000 registered new car dealers, as well as over 7,000 accumulated registered used car dealers as of September 30, 2023. As our extended footprint brings us deeper insight into industry trends, we have been recalibrating our strategy accordingly. New car dealers are starting to engage in used car retail, while used car dealers are now attempting to sell new cars as well. As such, we have decided to merge Cango Haoche’s services into our Cango U-car platform to cater to the rapidly disappearing boundary between new car and used car sales channels. ”

“The integrated Cango U-car platform will adopt a dynamic multi-store growth model to fully unleash the platform’s vitality. We believe its innovative, one-stop, end-to-end services will not only improve Cango’s resource utilization and significantly boost operating efficiency, but also empower our downstream dealer partners to better serve their end customers.”

“Moving forward, we will continue to harness the power of big data and digital technologies while actively exploring opportunities for growth, including our potential expansion into overseas used car markets. By consistently refining business operations and strengthening our core competitive edges, we are confident we will propel Cango’s sustainable growth,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “The fluctuating market environment continued to impact our business this quarter. We implemented additional cost optimization measures and enhanced operational efficiency. We are confident that our updated service offerings and effective growth model will boost our competitiveness. Looking ahead, we will continue working with our dealer partners to weather the storm while exploring additional growth opportunities.”

Accounting Policy Changes

The Company adopted the Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments on January 1, 2023, using the modified retrospective transition method. This standard requires the measurement of all expected credit losses for financial assets measured at amortized cost and off-balance sheet credit exposures not accounted for as insurance at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

Upon adoption of the standard on January 1, 2023, the Company recorded RMB302.4 million (US$41.4 million) increase in risk assurance liabilities, RMB14.5 million (US$2.0 million) increase in the allowance for finance lease receivables, RMB13.8 million (US$1.9 million) increase in the allowance for financing receivables and RMB3.2 million (US$0.4 million) increase in the allowance of other current and non-current assets. After adjusting for deferred taxes, RMB306.9 million (US$42.1 million) decrease was recorded in beginning retained earnings on January 1, 2023 through a cumulative-effect adjustment.

Third Quarter 2023 Financial Results

REVENUES

Total revenues in the third quarter of 2023 were RMB353.6 million (US$48.5 million) compared with RMB416.4 million in the same period of 2022. Revenues from car trading transactions in the third quarter of 2023 were RMB263.8 million (US$36.2 million), or 74.6% of total revenues in the third quarter of 2023, compared with RMB347.2 million in the same period of 2022. The guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, in the third quarter of 2023 was RMB50.0 million (US$6.9 million) which was presented separately from contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2023 were RMB441.4 million (US$60.5 million) compared with RMB608.8 million in the same period of 2022.

•	Cost of revenue in the third quarter of 2023 decreased to RMB304.6 million (US$41.8 million) from RMB388.7 million in the same period of 2022. As a percentage of total revenues, cost of revenue in the third quarter of 2023 was 86.1% compared with 93.3% in the same period of 2022.

•	Sales and marketing expenses in the third quarter of 2023 decreased to RMB9.9 million (US$1.4 million) from RMB17.9 million in the same period of 2022. As a percentage of total revenues, sales and marketing expenses in the third quarter of 2023 was 2.8% compared with 4.3% in the same period of 2022.

•	General and administrative expenses in the third quarter of 2023 decreased to RMB34.7 million (US$4.8 million) from RMB57.8 million in the same period of 2022. As a percentage of total revenues, general and administrative expenses in the third quarter of 2023 was 9.8% compared with 13.9% in the same period of 2022.

•	Research and development expenses in the third quarter of 2023 decreased to RMB7.0 million (US$1.0 million) from RMB10.2 million in the same period of 2022. As a percentage of total revenues, research and development expenses in the third quarter of 2023 was 2.0% compared with 2.4% in the same period of 2022.

•	Net loss on contingent risk assurance liabilities in the third quarter of 2023 was RMB3.5 million (US$0.5 million).

•	Net recovery on provision for credit losses in the third quarter of 2023 was RMB66.9 million (US$9.2 million). The recovery was primarily due to the positive impact from the collections of financing receivables.

•	Impairment loss from goodwill in the third quarter of 2023 was RMB148.7 million (US$20.4 million). The provision of goodwill impairment is based on the profit forecast associated with historical trend and the prevailing current conditions of market downturn.

LOSS FROM OPERATIONS

Loss from operations in the third quarter of 2023 decreased to RMB87.8 million (US$12.0 million) from RMB192.3 million in the same period of 2022.

NET LOSS

Net loss in the third quarter of 2023 was RMB49.1 million (US$6.7 million). Non-GAAP adjusted net loss in the third quarter of 2023 was RMB41.2 million (US$5.7 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (the “ADS”) in the third quarter of 2023 were both RMB0.45 (US$0.06), respectively. Non-GAAP adjusted basic and diluted net loss per ADS in the third quarter of 2023 were both RMB0.38 (US$0.05), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of September 30, 2023, the Company had cash and cash equivalents of RMB665.6 million (US$91.2 million), compared with RMB589.4 million as of June 30, 2023.

As of September 30, 2023, the Company had short-term investments of RMB2,434.2 million (US$333.6 million), compared with RMB2,055.7 million as of June 30, 2023.

Business Outlook

For the fourth quarter of 2023, the Company expects total revenues to be between RMB100 million and RMB150 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 21, 2023, the Company had repurchased 25.4 million ADSs with cash in an aggregate amount of approximately US$32.9 million up to September 30, 2023.

Conference Call Information

The Company's management will hold a conference call on Monday, November 27, 2023, at 8:00 P.M. Eastern Time or Tuesday, November 28, 2023, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through December 4, 2023 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	5256781

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	378,917,318	665,591,727	91,226,936
Restricted cash - current	152,688,510	15,801,703	2,165,804
Short-term investments	1,941,432,848	2,434,156,645	333,628,926
Accounts receivable, net	266,836,951	123,819,231	16,970,838
Finance lease receivables - current, net	799,438,656	282,736,702	38,752,289
Financing receivables, net	73,818,025	23,284,584	3,191,418
Short-term contract asset	500,389,654	209,365,695	28,695,956
Prepayments and other current assets	1,356,822,028	270,276,955	37,044,539
Total current assets	5,470,343,990	4,025,033,242	551,676,706

Non-current assets:
Restricted cash - non-current	750,877,306	593,599,158	81,359,534
Goodwill	148,657,971	-	-
Property and equipment, net	14,689,988	12,118,253	1,660,945
Intangible assets	48,317,878	47,857,254	6,559,382
Long-term contract asset	173,457,178	48,742,636	6,680,734
Deferred tax assets	62,497,781	139,735,945	19,152,405
Finance lease receivables - non-current, net	260,049,967	64,427,204	8,830,483
Operating lease right-of-use assets	80,726,757	70,770,118	9,699,852
Other non-current assets	6,633,517	6,656,956	912,412
Total non-current assets	1,545,908,343	983,907,524	134,855,747
TOTAL ASSETS	7,016,252,333	5,008,940,766	686,532,453

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	349,299,134	69,071,500	9,467,037
Long-term debts—current	565,143,340	16,791,391	2,301,452
Accrued expenses and other current liabilities	890,836,699	250,241,166	34,298,406
Deferred guarantee income	-	128,329,126	17,588,970
Contingent risk assurance liabilities	-	151,469,025	20,760,557
Risk assurance liabilities	402,303,421	-	-
Income tax payable	313,406,680	347,884,077	47,681,480
Short-term lease liabilities	9,913,073	10,283,813	1,409,514
Total current liabilities	2,530,902,347	974,070,098	133,507,416

Non-current liabilities:
Long-term debts	75,869,353	1,465,264	200,831
Deferred tax liability	10,724,133	10,724,133	1,469,865
Long-term operating lease liabilities	76,533,208	67,047,629	9,189,642
Other non-current liabilities	314,287	347,239	47,593
Total non-current liabilities	163,440,981	79,584,265	10,907,931
Total liabilities	2,694,343,328	1,053,654,363	144,415,347

Shareholders’ equity
Ordinary shares	204,260	204,260	27,996
Treasury shares	(559,005,216)	(780,461,039)	(106,971,085)
Additional paid-in capital	4,805,240,472	4,821,193,562	660,799,556
Accumulated other comprehensive income	66,359,902	146,196,978	20,037,963
Retained earnings	9,109,587	(231,847,358)	(31,777,324)
Total Cango Inc.’s equity	4,321,909,005	3,955,286,403	542,117,106
Total shareholders' equity	4,321,909,005	3,955,286,403	542,117,106
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,016,252,333	5,008,940,766	686,532,453

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	416,449,708	353,638,119	48,470,137	1,493,335,164	1,571,681,558	215,416,880
Loan facilitation income and other related income	14,710,212	11,345,343	1,555,009	135,208,426	27,618,224	3,785,393
Guarantee income	-	50,006,711	6,853,990	-	170,010,917	23,301,935
Leasing income	34,710,562	11,298,293	1,548,560	127,550,654	50,157,926	6,874,716
After-market services income	19,381,025	14,116,184	1,934,784	55,704,269	41,364,974	5,669,541
Automobile trading income	347,247,512	263,821,645	36,159,765	1,165,160,983	1,256,429,781	172,208,029
Others	400,397	3,049,943	418,029	9,710,832	26,099,736	3,577,266
Operating cost and expenses:
Cost of revenue	388,703,295	304,638,147	41,754,132	1,348,346,307	1,400,985,230	192,021,002
Sales and marketing	17,888,406	9,854,441	1,350,664	113,531,814	34,546,132	4,734,941
General and administrative	57,812,378	34,682,695	4,753,659	233,366,364	111,319,960	15,257,670
Research and development	10,172,951	6,990,685	958,153	37,516,243	22,841,206	3,130,648
Net loss on contingent risk assurance liabilities	-	3,541,506	485,404	-	3,475,114	476,304
Net loss on risk assurance liabilities	84,952,664	-	-	237,018,349	-	-
Provision (net recovery on provision) for credit losses	49,259,212	(66,945,232)	(9,175,607)	259,114,042	(105,260,489)	(14,427,150)
Impairment loss from goodwill	-	148,657,971	20,375,270	-	148,657,971	20,375,270
Total operation cost and expense	608,788,906	441,420,213	60,501,675	2,228,893,119	1,616,565,124	221,568,685

Loss from operations	(192,339,198)	(87,782,094)	(12,031,538)	(735,557,955)	(44,883,566)	(6,151,805)
Interest income, net	14,619,894	19,481,911	2,670,218	27,120,865	58,981,302	8,084,060
Net gain (loss) on equity securities	4,285,558	7,038,386	964,691	(13,303,787)	15,439,734	2,116,192
Interest expense	(3,107,158)	(153,088)	(20,982)	(11,693,127)	(4,099,783)	(561,922)
Foreign exchange gain (loss), net	4,066,308	(489,215)	(67,052)	7,318,248	2,346,525	321,618
Other income	3,775,871	21,806,106	2,988,775	41,312,897	29,404,718	4,030,252
Other expenses	(964,807)	(141,358)	(19,375)	(1,788,017)	(368,492)	(50,506)
Net (loss) income before income taxes	(169,663,532)	(40,239,352)	(5,515,263)	(686,590,876)	56,820,438	7,787,889
Income tax benefits (expenses)	39,338,402	(8,847,190)	(1,212,608)	134,318,905	9,084,706	1,245,163
Net (loss) income	(130,325,130)	(49,086,542)	(6,727,871)	(552,271,971)	65,905,144	9,033,052
Net (loss) income attributable to Cango Inc.’s shareholders	(130,325,130)	(49,086,542)	(6,727,871)	(552,271,971)	65,905,144	9,033,052
(Loss) earnings per ADS attributable to ordinary shareholders:
Basic	(0.96)	(0.45)	(0.06)	(4.01)	0.52	0.07
Diluted	(0.96)	(0.45)	(0.06)	(4.01)	0.50	0.07
Weighted average ADS used to compute (loss) earnings per ADS attributable to ordinary shareholders:
Basic	136,442,760	109,587,726	109,587,726	137,751,682	125,710,975	125,710,975
Diluted	136,442,760	109,587,726	109,587,726	137,751,682	131,630,583	131,630,583

Other comprehensive income, net of tax
Foreign currency translation adjustment	141,603,735	7,806,144	1,069,921	298,394,485	79,837,076	10,942,582

Total comprehensive income (loss)	11,278,605	(41,280,398)	(5,657,950)	(253,877,486)	145,742,220	19,975,634
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	11,278,605	(41,280,398)	(5,657,950)	(253,877,486)	145,742,220	19,975,634

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(130,325,130)	(49,086,542)	(6,727,871)	(552,271,971)	65,905,144	9,033,052

Add: Share-based compensation expenses	20,373,774	7,857,905	1,077,015	139,445,782	33,897,580	4,646,050
Cost of revenue	1,318,415	444,748	60,958	3,318,808	1,920,626	263,244
Sales and marketing	4,367,008	1,608,169	220,418	11,140,237	6,747,135	924,772
General and administrative	13,700,843	5,427,332	743,878	122,108,649	23,710,996	3,249,862
Research and development	987,508	377,656	51,761	2,878,088	1,518,823	208,172

Non-GAAP adjusted net (loss) income	(109,951,356)	(41,228,637)	(5,650,856)	(412,826,189)	99,802,724	13,679,102
Net (loss) income attributable to Cango Inc.’s shareholders	(109,951,356)	(41,228,637)	(5,650,856)	(412,826,189)	99,802,724	13,679,102

Non-GAAP adjusted net (loss) income per ADS-basic	(0.81)	(0.38)	(0.05)	(3.00)	0.79	0.11
Non-GAAP adjusted net (loss) income per ADS-diluted	(0.81)	(0.38)	(0.05)	(3.00)	0.76	0.10

Weighted average ADS outstanding—basic	136,442,760	109,587,726	109,587,726	137,751,682	125,710,975	125,710,975
Weighted average ADS outstanding—diluted	136,442,760	109,587,726	109,587,726	137,751,682	131,630,583	131,630,583